EX-99.1

Press Release of Genesis Lease Limited

GENESIS LEASE LIMITED ANNOUNCES SECOND QUARTER 2007 RESULTS

Revenues of $43.8 million and net income of $11.4 million

Entered into $1 billion credit facility for aircraft acquisitions

Signed agreements for the purchase and leaseback of 4 new aircraft

SHANNON, Ireland, July 25, 2007 – Genesis Lease Limited (NYSE:GLS - News) today announced its financial results for the second quarter ended June 30, 2007.

For the quarter, revenues were $43.8 million, compared to $36.5 million for same period in 2006, an increase of 20.1%. Net income was $11.4 million, compared to $7.1 million for the same period last year, an increase of 59.0%. For the six months ended June 30, 2007, revenues were $86.0 million, compared to $72.4 million for the same period last year, an increase of 18.8%. Net income was $22.4 million, compared to $14.2 million for the same period last year, an increase of 57.1%. Increases in both year-over-year revenues and net income reflect primarily the acquisition of additional aircraft during 2006.

For the quarter ended June 30, 2007, EBITDA was $38.9 million, compared to $35.7 million for the same period in 2006, an increase of 9.0%. For the six months ended June 30, 2007, EBITDA was $77.3 million, compared to $69.2 million for the same period last year, an increase of 11.8%. Genesis defines EBITDA as net income before provision for income taxes, interest and depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Please read “Reconciliation of Non-GAAP Financial Measure – EBITDA” for a description of EBITDA and a reconciliation of net income to EBITDA.

John McMahon, Chief Executive Officer of Genesis, said, “During the second quarter, Genesis executed successfully against our business plan, signing separate agreements with Air Deccan and IndiGo Airlines to purchase four new Airbus A320 aircraft. These recent agreements are excellent examples of how the carriers are utilizing sale and lease-back arrangements to finance new additions to their fleets. We are encouraged with this activity and foresee additional opportunities to carry out similar transactions.”

Mr. McMahon continued, “The overall demand for commercial aircraft remains robust, with particular interest in the narrow-body aircraft that constitute a majority of our lease portfolio. The major commercial aircraft manufacturers are under tremendous pressure to meet worldwide demand for aircraft and are currently operating at capacity through 2011. We believe this situation bodes well for and will benefit the aircraft leasing industry.”

In line with its dividend policy, Genesis anticipates paying a dividend, subject to board approval, for the second quarter in August 2007 in an amount of $0.47 per share. This will be the second dividend payment since the initial public offering. On May 10, 2007, Genesis paid a dividend of $0.53 per share for the period from the completion of the initial public offering on December 19, 2006 to March 31, 2007. That dividend reflected the quarterly dividend of $0.47 per share, plus an incremental amount of $0.06 to reflect the slightly longer period.

Aircraft Acquisition and Leasing Activities

The following table presents the number of aircraft included in Genesis’s initial portfolio of 41 aircraft and the number of those aircraft that were owned by its predecessor as of each of the following dates:

Date	Aircraft
December 31, 2005	37
March 31, 2006	37
June 30, 2006	38
September 30, 2006	40
December 31, 2006	41
June 30, 2007	41

As of June 30, 2007, all 41 leases were performing and generating rents, as expected under the respective lease agreements.

In April and June 2007, Genesis signed agreements to purchase four new Airbus A320 aircraft – two from Air Deccan and two from IndiGo Airlines, both of India. Genesis took delivery of two of these aircraft (one from each of Air Deccan and IndiGo) in July 2007, and the remaining two will be delivered in September 2007. All four aircraft are subject to long-term leases to Air Deccan and IndiGo.

During the first quarter, Genesis executed a new long-term lease agreement on a Boeing 737-800 with Sun Express of Turkey. The aircraft was delivered to Sun Express in June 2007. The portfolio contains no further scheduled lease expiries in 2007. Genesis also secured a long-term lease for a Boeing 737-800 expiring in 2008 with a new customer, leaving only two aircraft to be remarketed in 2008.

Revolving Credit Facility

As previously reported, on April 5, 2007, a subsidiary of Genesis entered into a $1 billion senior secured credit facility with a syndicate of lenders. The credit facility permits initial loans in an aggregate principal amount of up to $250 million, with an option for Genesis to increase the aggregate principal amount of available loans by an additional amount of up to $750 million during the first 18 months following the closing date of the credit facility, for a total commitment amount of up to $1 billion. Genesis made its first borrowings under the credit facility in July 2007 in connection with the deliveries of aircraft from Air Deccan and IndiGo.

About Genesis Lease Limited

Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Shannon, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world. Genesis leverages the worldwide platform of GE Commercial Aviation Services Limited, or GECAS, to service its portfolio of leases, allowing management to focus on executing its growth strategy.

Genesis’s common shares, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol “GLS.”

On December 19, 2006, Genesis completed its initial public offering (“IPO”) and issued 27,860,000 shares at a public offering price of $23.00 per share. On December 19, 2006, Genesis also issued 3,450,000 shares to an affiliate of General Electric Company (“GE”), in a private placement for a price of $23.00 per share, and issued $810 million of floating-rate aircraft lease-backed notes in a securitization transaction. Genesis used the net proceeds of the IPO, the private placement of shares to GE and the securitization to finance the acquisition of a portfolio of 41 aircraft from affiliates of GE. On January 16, 2007, Genesis sold an additional 4,179,000 shares after the underwriters of its initial public offering exercised their over-allotment option in full, as well as 517,500 additional shares in a private placement to GE, for aggregate additional proceeds of $108.0 million. References to amounts raised in offerings or other sales of securities are gross proceeds and do not reflect discounts and commissions paid to the underwriters or initial purchasers of those securities. Financial statements for periods prior to the IPO reflect the results of operations and financial condition of Genesis’s predecessor. The predecessor’s financial statements reflect the combination of the 41 aircraft in Genesis’s portfolio from the date that each such aircraft was acquired by an affiliate of General Electric Company (“GE”).

Conference Call and Webcast

Genesis will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Wednesday, July 25, 2007, at 2:00pm (GMT) / 9:00am (Eastern time) / 6:00am (Pacific time).

Participants should call (877) 502-9276 (United States/Canada) or (913) 981-5591 (International) and request the Genesis call or utilize the confirmation code 6154885. A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call (888) 203-1112 or (719) 457-0820 and enter confirmation code 6154885. The recording will be available from Wednesday, July 25, 2007 until Wednesday, August 1, 2007 at 11:59 p.m. (Eastern Time). A live broadcast of the earnings conference call will also be available via the Internet at http://www.genesislease.com under Investor Relations. The webcast will be archived on the site for one year.

The Genesis Lease Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3178

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,”

“will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for the company’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including the lack of an independent operating history upon which to assess the company’s prospects or ability to pay dividends to its shareholders; the possibility that the company’s subsidiaries may have unknown contingent liabilities; the company’s inability to pay or maintain dividends on its shares; reliance on subsidiaries to provide funds necessary to meet the company’s financial obligations and pay dividends; unforeseen difficulties and costs associated with the acquisition and/or management of the company’s aircraft portfolio; the need for additional capital to finance the company’s growth; the death, incapacity or departure of senior management; the company’s obligations to comply with reporting and corporate governance requirements; an inability to refinance the company’s indebtedness on favorable terms or at all; operational restrictions imposed by the company’s indebtedness; exposure to interest rate fluctuations; dependence on GECAS; limitations on the company’s opportunities to purchase additional aircraft; potential conflicts of interests between the company and GECAS and its affiliates; competition with GECAS for acquisitions and dispositions of aircraft; limitations on remedies against GECAS for unsatisfactory performance; reliance on third-party service providers for certain administrative, accounting and other services; variability of supply and demand for aircraft and other aviation assets that could depress lease rates and the value of the company’s leased assets; a decline in aircraft values and achievable lease rates; the possibility that the company may be required to substitute some of the aircraft in its portfolio; past damage to some of the aircraft in the company’s portfolio; the advent of superior aircraft technology that could cause the company’s existing aircraft portfolio to become outdated and therefore less desirable; increased operational costs as the company’s aircraft age; concentration of aircraft types in the company’s aircraft portfolio; competition for investment opportunities in aircraft and other aviation assets; an inability to expand due to limited demand for leased aircraft; possible depreciation expenses and impairment charges; the effect of aircraft liens on the company’s ability to repossess, re-lease or resell its aircraft; failure by lessees to comply with the registration requirements in the jurisdiction where they operate; compliance with government regulations; difficulty to obtain title to one of the aircraft in the company’s portfolio; an inability to re-lease or sell aircraft on favorable terms as leases expire; reliance on lessees’ continuing performance of their lease obligations; difficulties in collecting lease payments from airlines; potential restructuring of leases with lessees that encounter financial difficulties; economic and political risks faced by lessees that operate in emerging markets; the possibility that the company may have to purchase repossession insurance if GECAS re-leases aircraft to lessees located in certain jurisdictions; potential lease defaults; an inability by lessees to fund their maintenance requirements on the company’s aircraft; failure by lessees to pay certain operational costs that could result in grounding of aircraft; inadequate insurance coverage maintained by lessees; failure by lessees to obtain certain required licenses, consents and approvals; early termination rights contained in some leases; the concentration of lessees in certain geographical regions; a deterioration in the financial condition of the commercial airline industry; airline reorganizations that could impair lessees’ ability to comply with lease payment obligations; the effect of high fuel prices on the profitability of the airline industry; the effects of terrorist attacks and geopolitical conditions on the airline industry; the effects of pandemic diseases on the airline industry; dependence on aircraft and engine manufacturers’ continuing financial stability; the company’s tax status as a passive foreign investment company; failure to qualify for tax treaty benefits and U.S. statutory tax exemptions; and exposure to potential taxation in jurisdictions in which the company’s aircraft operate, where its lessees are located or where it perform certain services.

Genesis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

GENESIS LEASE LIMITED

CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

	December 31, 2006	June 30, 2007 (unaudited)
	(USD in thousands)
ASSETS
Cash and cash equivalents	$26,855	$151,606
Restricted cash	15,471	23,856
Accounts receivable	1,366	3,516
Other assets	22,315	33,411
Flight equipment under operating leases, net	1,219,738	1,192,337
Fixed assets	—	615
Deferred income taxes	30,313	25,760
Total Assets	$1,316,058	$1,431,101

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$2,787	$3,316
Other liabilities	26,596	24,805
Long-term debt	810,000	810,000
Total Liabilities	839,383	838,121

Commitments and contingencies	—	—

Shareholders’ equity:
Par value $0.001 U.S. dollars per share; 500,000,000 shares authorized, 31,342,176 and 36,051,328 shares issued and outstanding at December 31, 2006 and June 30, 2007 respectively	$31	$36
Additional paid-in capital	474,202	577,744
Accumulated other comprehensive income	3,375	12,867
Accumulated deficit	(933)	2,333
Total shareholders’ equity	476,675	592,980
Total liabilities and shareholders’ equity	$1,316,058	$1,431,101

GENESIS LEASE LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED

STATEMENTS OF INCOME (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
	(USD in thousands)
Revenues
Rental of flight equipment	$36,476	$41,508	$72,432	$81,991
Other income	—	2,303	—	4,032
Total revenues	36,476	43,811	72,432	86,023
Expenses
Depreciation	12,183	14,113	24,055	28,195
Interest	11,883	11,682	22,107	23,288
Maintenance	70	151	1,835	151
Selling, general and administrative	978	4,874	1,817	8,820
Total operating expenses	25,114	30,820	49,814	60,454
Income Before Taxes	11,362	12,991	22,618	25,569
Provision for income taxes	4,213	1,624	8,378	3,196
Net Income	$7,149	$11,367	$14,240	$22,373

Reconciliation of Non-GAAP Financial Measure – EBITDA

EBITDA is a measure of operating performance and liquidity that is not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. Genesis defines EBITDA as net income before provision for income taxes, interest and depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Management uses EBITDA as a financial measure to evaluate the consolidated financial and operating performance and liquidity of the business that, when viewed with GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting Genesis’s business than GAAP measures alone. EBITDA assists Genesis in comparing its operating performance on a consistent basis as it removes the impact of its capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and items outside the control of the management team (taxes) from its operating results. EBITDA also assists Genesis in comparing its liquidity on a consistent basis by providing a measure to demonstrate cash flow available for the payment of interest and dividends. EBITDA is presented in this press release because Genesis believes that EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and of debt service and dividend paying capacity. Accordingly, EBITDA is one of the metrics used by management and the board of directors to review Genesis’s financial performance and liquidity.

EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. In evaluating EBITDA, investors should be aware that in the future Genesis may incur expenses similar to the adjustments described above. In particular, Genesis expects that depreciation of flight equipment and interest expense will continue to represent the substantial portion of its operating expenses. Therefore, the use of EBITDA as a measure of operating performance and liquidity is limited by the exclusion of a majority of Genesis’s operating expenses from the measure. The following presentation of EBITDA should not be construed as an implication that future results will be unaffected by expenses that are unusual, non-routine or non-recurring items. Investors are urged to review the GAAP financial measures included in this earnings release and Genesis’s public filings, and to not rely on any single financial measure to evaluate its business.

RECONCILIATION OF NET INCOME TO EBITDA FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2006 AND 2007 AND THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2007 (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
	(USD in thousands)

Net income	$7,149	$11,367	$14,240	$22,373
Provision for income taxes	4,213	1,624	8,378	3,196
Depreciation and amortization	12,458	14,381	24,425	28,724
Interest	11,883	11,548	22,107	23,021
EBITDA	35,703	38,920	$69,150	$77,314